Auction Update: Which artists won big at the Spring Sales?

Masterworks <notification@masterworks.com>
to me

Hi Sam,

One major takeaway from last week's marquee auctions was that collectors were highly motivated to buy works by female artists at auction. Female artists saw lively bidding, resulting in **five new top auction records** and **persistent outpacing of auction house estimates**.

One prime example of this trend is Jacqueline Humphries. Last week, one of her paintings came up for sale at Christie's with a high auction house estimate of $200,000. It ended up selling for double that, landing at $403,000 all in.*

That single sale is **already higher than her entire annual auction turnover** from any year before 2021, showing how much her prices have grown.

Our team recognized Humphries' advantageous market position and coordinated strategic acquisitions to capitalize on this upside potential long-term. You can invest in her market with our latest offering, her #3 highest price when it sold at auction in 2023 ($479k with fees)—and still her #5 record. There are limited shares remaining, if you'd like to add now.

If you're interested in adding positions in an emerging female artist with recent growth in her market, learn more here. View offering circular below.

99% PROGRESS

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.
Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the SEC. As such, no offer consideration is currently being solicited or accepted and any such offers may be revoked before notice of SEC qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Progress reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

*Record setting work not included in set of similar sales to Live Offering. Auction House estimates are based on a variety of unique factors. Investors are cautioned to rely on estimates as guarantees of the actual selling price. Unlike final sale price, estimates do not include fees.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.